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                                                                   EXHIBIT 10.31



                                    PRIME RESPONSE

                                    PRIME RESPONSE LTD.

                                    Goat Wharf
                                    Brontford, TW OBA
                                    United Kingdom

January 13, 1999

Mr. Peter Boni
338 Marlborough Street
Boston, MA 02116

Dear Peter:

We are incredibly excited to have you join Prime Response. Accordingly, we are pleased to extend to you an offer to join us as President and CEO, reporting directly to the Board of Directors. You will also join the Board of Directors.

Per our conversations, we have structured a compensation package that consists of five primary components. They are as follows:

 .  You will receive an annual base salary of $290,000.

 . You will have the ability to earn an annual bonus equal to 50% of your annual base salary, which will be paid annually. The parameters of the bonus will be mutually agreed upon by yourself and the compensation committee of the Board of Directors and based on a board-approved budget that you will submit within the first 90 days of your employment. For 1999, 50% of the bonus potential will be guaranteed.

 . You will be granted an option to purchase 5% of the Company's stock on a fully diluted basis. Your 5% option position will be protected from dilution from a private equity investment completed within 1999. The exercise price will be $2.56 per share. The Company will loan you interest free the exercise value of the option package so that you can immediately exercise your option grant. The stock will serve as collateral for the loan. The Company expects this transaction to occur within 30 days your start date. Restrictions on the stock will be lifted over a four-year period consistent with the Company's existing option plan vesting schedule, beginning on your date of employment.

 . You are eligible for all standard benefits according to the Company's benefits plan. In addition, you will be eligible for an annual car allowance of $10,000 and temporary housing in London or Denver as needed, plus transportation for your spouse.

 . Your employment with the Company is "at will," which means the employment relationship can be terminated by either of us for any reason at any time. However if you are asked to


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   resign or terminated for any reason other than cause or as in the case of acquisition are asked to take a lesser responsible position, you will be given 12 months of base salary and bonus, plus benefits. In the event of a change of control of Prime Response, you will be given 100% vesting on your options and all restrictions will be lifted on stock that you own.

This letter sets forth, fully, all understandings and agreements between you and Prime Response regarding your employment. This offer stands until end of day January 13, 1999. Your authorization below acknowledges your acceptance of these terms.

Peter, I cannot tell you how excited we all are to have you join Prime Response. I sincerely believe that this presents an opportunity for you to leverage all of your skills and experience to date. I personally look forward to working closely with you over the years and know that we will all be incredibly successful together.

Best regards,



/s/ James Carling                              /s/ Peter J. Boni
-----------------------------                  --------------------------------
James Carling                                  Peter J. Boni
Chairman, Prime Response                       January 13, 1999

cc:  Terry H. Osborne
     William E. Ford
     Alan Seiler